THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

82-3708

January 18, 2003

03003848

SUPPL

03 FEB 13 AM 7:21

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

Dear Sirs,

Sub.:- Quarterly Unaudited Financial Results for the Quarter ended on 31st December, 2002.

We furnish herewith quarterly unaudited financial results of the Company for the third quarter ended on 31st December, 2002. approved by the Board of Directors of the Company at their meeting held on 18th January, 2003.

Thanking you,

Yours faithfully,

Asst. Company Secretary

Encl.: As above.

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

dlw 2/19

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

Unaudited Financial Results
for the quarter ended on 31st December,2002

[Rs.in crores]

Sr. No.	Particulars	3 months ended on 31/12/2002	3 months ended on 31/12/2001	9 months ended on 31/12/2002	Year ended on 31/03/2002 (6 Months) (Audited)
		(1)	(2)	(3)	(4)
1	Net Sales/Income from Operations	379.31	360.32	1088.31	698.73
2	Other Income	1.47	1.52	4.27	14.67
3	Total Expenditure				
	a) (Increase)/decrease in stocks	(2.68)	9.10	(19.07)	33.74
	b) Consumption of raw materials and finished goods purchased	122.59	130.99	354.48	228.44
	c) Power & Fuel	40.48	39.61	115.73	74.27
	d) Stores consumption	29.01	29.52	86.73	53.65
	e) Staff cost	26.65	24.55	75.35	46.51
	f) Other expenditure	55.54	47.81	161.67	123.09
		271.59	281.58	774.89	559.70
4	Interest and Finance Costs (Net)	35.78	66.07	115.63	59.40
5	Gross Profit/(Loss) after Interest & Finance Costs but before extra-ordinary items,depreciation and taxation (1+2-3-4)	73.41	14.19	202.05	94.30
6	Depreciation	36.75	35.82	110.74	74.04
7	Provision for Taxation (including deferred taxation)	NIL	NIL	NIL	NIL
8	Net Profit/(Loss) (5+6-7)	36.66	(21.63)	91.31	20.26
9	Paid up Equity Share Capital (Face Value Rs.10/- per share)	175.11	139.64	175.11	140.05
10	Reserves (excluding Revaluation Reserve) as per Balance Sheet of previous accounting year				696.78
11	Basic Earning Per Share (Rs.) - (not annualised)	2.03	(2.51)	5.03	1.34
12	Diluted Earning Per Share (Rs.)- (not annualised)	1.95	(2.51)	4.83	1.28

For The Arvind Mills Limited

Mumbai
18th January,2003

Arvind N.Lalbhai
Chairman

Notes :

1 The Company has closed its previous financial year as on 31st March,2002 and hence the figures of the previous year are for six months only.

2 The Company's previous financial year was for a period of 6 months from 1st October,2001 to 31st March,2002 and hence cumulative figures for 9 months in the past financial year are not given.

3 Figures of previous Quarter/ year have been regrouped wherever necessary.

4 The above results have been taken on record by the Board of Directors at their meeting held 18th January,2003.

Arvind

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

SEGMENTWISE REVENUE,RESULTS AND CAPITAL EMPLOYEED

Rs. In Crores

		Quarter Ended 31.12.2002 (Unaudited)	Quarter Ended 31.12.2001 (Unaudited)	9 months ended 31.12.2002 (Unaudited)	Year Ended 31.3.2002 (6 months) (Audited)
1	Segment Revenue (Net Sales/ Income from Operations)				
	a. Textiles	372.67	358.69	1079.23	693.86
	b. Others	6.81	1.62	11.52	4.78
	Total	379.48	360.31	1090.75	698.64
	Less : Inter Segment Revenue	0.00	0.00	0.00	0.00
	Add : Other Unallocable Income	(0.17)	0.01	(2.44)	0.09
	Net Sales / Income from Operations	379.31	360.32	1088.31	698.73
2	Segment Results (Profit and (Loss) before Interest & Tax)				
	a. Textiles	81.75	55.81	238.90	113.42
	b. Others	1.47	(1.57)	0.81	(3.26)
	Total	83.22	54.24	239.71	110.16
	Less :				
	a. Interest & Finance Charges (net)	38.98	66.07	118.83	58.25
	b. Other unallocable expenditure net of un-allocable income	7.58	9.80	29.57	31.65
	Total Profit Before Tax	36.66	(21.63)	91.31	20.26
3	Capital Employed (Segment Assets - Segment Liabilities)				
	a. Textiles	1773.79	1894.28	1773.79	1810.66
	b. Others	17.95	18.64	17.95	16.24
	C. Unallocable	518.55	640.20	518.55	596.77
	Total Capital Employed in Company	2310.29	2553.12	2310.29	2423.67

For The Arvind Mills Limited

Mumbai
18th January,2003

Arvind N.Lalbhai
Chairman

Arvind

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

Arvind Mills posts higher net profit for Q3 at Rs.37 crore

Q-on-Q net profit up 28% despite increase in cotton and naphtha prices

Synopsis

- Arvind Mills consistently improves quarter-on quarter net profit in last 3 quarters of FY 2000-03
- Net profit at Rs.37 crore. Up 28% from Rs.29 crore in Q2 of the current year
- Sales rise to Rs.379 crore as compared to Rs.360 crore in the corresponding period in the previous year
- Operating profit grows 37% to Rs.108 crore as compared to Rs.79 crore in Q3 ended December 2001.
- Improvement in operating performance mainly due to increased volume in Shirtings business and higher realization in denim business. This is despite rise in cotton and naphtha prices

Mumbai, January 18, 2003: Arvind Mills Ltd., one of the largest integrated textile manufacturers in the world, has reported Net Profit of Rs 37 crore against a net loss of Rs 22 crore. The net profit for the third quarter has grown by 28 % over second quarter of the current year.

Sales and Operating Income for the quarter ended December 2002 were Rs.379 crore as compared to Rs.360 crore for the third quarter last year, a growth of 5.27%. Export sales contributed 52% of total sales the third quarter.

Growth in revenues was mainly on account of increased volume of the Shirting Business, higher realization of denim prices and a better product mix, As a result, operating profit margin improved to 28% from 22% during the third quarter as compared to the corresponding period last year. Operating Profits (EBIDTA) grew by 37% to Rs.108 crore from Rs 79 crore in quarter ended 30th Dec 2001.

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

Due to a successful debt restructuring exercise done last year, interest charges have reduced substantially 46% to Rs 35.78 crore during the third quarter as compared to Rs 66.07 crore in the corresponding quarter last year.

Mr. Sanjay Lalbhai, Managing Director of AML said, while commenting on the performance, "We are delighted by the consistency with which our management team is succeeding in improving the profitability on a quarter-on-quarter basis. Our efforts towards improving product-mix, reduction in raw material cost through efficient sourcing and favourable market for denim and shirting businesses will result in improved future performance."

While explaining that the company should maintain its performance in the last quarter also, Mr. Jayesh Shah Director & CFO of the company commented that, "Although cotton prices have moved up in the recent past in both domestic and international market, the company has hedged against such increase as it has already booked adequate quantity of cotton at reasonable prices. The company is taking several steps to mitigate the negative on account of appreciating rupee and to take the advantage of lower cost for dollar fund."

While Denim revenues grew by 5% in third quarter at Rs.238 crores, price realisation grew by 8% at Rs.104 per meter during the same period on the back of improved product mix. The high proportion of differentiated products has led to the rise in denim prices and significant improvement in contribution level.

Shirting revenues increased by 12% at Rs.77 crore in quarter ended 31st Dec 2002. Volumes have also increased by 10% at 6.9 million meters during the same period. Increased volumes are on account of increased capacity utilisation and productivity improvement at the operational level.

For further information, please contact
Mr. Rajesh Chaturvedi / Mr. Orencio Rodrigues, Adfactors PR Pvt. Ltd. on
Tel. 022-56349848 Fax. 022-22855887